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                     September 22, 2022

       Herbert S. Vogel
       President and Chief Executive Officer
       SM Energy Company
       1700 Lincoln Street, Suite 3200
       Denver, CO 80203

                                                        Re: SM Energy Company
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            File No. 001-31539

       Dear Mr. Vogel:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation